UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 20, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On June 27, 2019, Hightimes elected to extend the outside termination date of its Regulation A+ public offering (the “Offering”) from June 30, 2019 to as late August 31, 2019. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) August 31, 2019 or (iii) such earlier termination date as deemed appropriate by Hightimes’s management (in each case, the “Termination Date”). In conjunction with the extension of the Termination Date, Hightimes has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors to this Current Report on Form 1-U, which supplements disclosures contained in Hightimes’s Offering Circular. The Subscription Agreement is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

The updated form of subscription agreement filed as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

Amendment to Loan Agreements

On June 20, 2019, the Company received an additional $600,000 in funding (“Additional Funding”) from ExWorks Capital LLC (“ExWorks”) pursuant to a Ninth Amendment to the Loan and Security Agreement (the “Ninth Amendment”) between the Company and ExWorks, which upon execution will be dated as of June 20, 2019. The Additional Funding brings the principal amount borrowed from ExWorks to $18,000,000. In consideration for the Additional Funding, upon execution of the Ninth Amendment, the Company will be obligated to issue 37,500 shares of the Company’s common stock to ExWorks. The Additional Funding will be considered a loan advance for purposes of determining the principal balance owed following entry into the Ninth Amendment. The Loan Advance is due to be repaid on or before July 31, 2019.

Amendment to Selling Agent Agreement

On June 28, 2019, the Company and NMS entered in Amendment No. 3 to the Selling Agent Agreement (the “Selling Agent Amendment”) so as to update the compensation arrangements in the Selling Agent Agreement to allow the selling agent to be compensated for sales of the Company’s stock made through StartEngine, LLC’s platform, and to update the indemnification provisions, among others, to account for StartEngine’s potential participation in the offering.

A copy of the Ninth Amendment and the Selling Agent Amendment are filed as Exhibit 6.1 and Exhibit 6.2, respectively, to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

Litigation Claim

On June 24, 2019, Trans-High Corporation, the Company’s wholly-owned subsidiary (“Trans-High”), was served in a breach of contract action brought by QuickCo., Ltd., an Ohio limited liability company (“QuickCo”). The lawsuit, which was filed in the Superior Court of California, Los Angeles County, alleges that Trans-High breached a private label manufacturing, distribution and licensing agreement with QuickCo whereby Trans-High was obligated to prominently display QuickCo’s private label products on its website, www.hightimes.com, but failed to do so. QuickCo is seeking $900,000 in damages, plus the cost of suit and attorneys fees. The Company believes the lawsuit is totally without merit as QuickCo’s private label products were, in fact, prominently displayed on the Company’s website, but simply did not attract any consumer interest. The Company is retaining counsel to respond to the complaint.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	June 28, 2019

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for Regulation A+ Offering.
6.1	Form of Ninth Amendment to ExWorks Capital LLC Loan Agreement.
6.2	Amendment No. 3 to Selling Agent Agreement, dated June 28, 2019.

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